MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2011

Forward-Looking Statements
Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

PRELIMINARY INFORMATION
First Majestic Silver Corp. (“First Majestic” or “the Company”) is in the business of producing silver, and developing, exploring and acquiring mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG” and on the Toronto Stock Exchange under the symbol “FR”. The Company’s common shares are also quoted on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”. Silver producing operations of the Company are carried out through three operating mines: the La Encantada, La Parrilla, and San Martin Silver Mines, all located in Mexico.

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated interim financial statements of the Company for the three months ended March 31, 2011, which are prepared in accordance with International Financial Reporting Standards, and the audited consolidated annual financial statements of the Company for the year ended December 31, 2010, which were prepared in accordance with Canadian Generally Accepted Accounting Principles. Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com, and on the Company’s website at www.firstmajestic.com.

This MD&A relates to the consolidated operations of the Company and its wholly-owned direct subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”), First Silver Reserve Inc. (“First Silver”) and Normabec Mining Resources Ltd. (“Normabec”) as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V. (“First Majestic Plata”), Minera El Pilon, S.A. de C.V. (“El Pilon”), Minera La Encantada, S.A. de C.V. (“La Encantada”), Majestic Services S.A. de C.V. (“Majestic Services”), Minera Real Bonanza, S.A. de C.V. (“MRB”) and Servicios Minero-Metalurgicos e Industriales, S.A. de C.V. (“Servicios”). First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation in which it is involved as the plaintiff.

QUALIFIED PERSONS
Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the independent Qualified Person for the Company, and Ramon Davila, Ing, the Company’s Chief Operating Officer is also a certified Qualified Person. Leonel Lopez has reviewed the technical information reported in the National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Ramon Davila has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS

CAUTION - All financial information in this Management’s Discussion and Analysis (“MD&A”) is prepared in accordance with International Financial Reporting Standards (“IFRS”) for the first time this quarter and all dollar amounts are expressed in United States (“US”) dollars unless otherwise indicated. The Company’s accounting policies have changed and the presentation, financial statement captions and terminology used in this MD&A and the accompanying unaudited consolidated interim financial statements differ from those used in all previously issued financial statements and quarterly and annual reports. The new policies have been consistently applied to all of the years presented in this MD&A and all prior period information has been restated or reclassified for comparative purposes unless otherwise noted. Further details on the conversion to IFRS are provided in this MD&A and in the notes to our unaudited consolidated interim financial statements for the quarter ended March 31, 2011. All information contained in this MD&A is current as of May 13, 2011 unless otherwise stated.

2011 FIRST QUARTER HIGHLIGHTS

HIGHLIGHTS	First Quarter 2011	First Quarter 2010	Change Year-on-Year	Fourth Quarter 2010	Change from Fourth Quarter 2010
Revenues	$55.3 million	$17.7 million	Up 211%	$40.1 million	Up 38%
Mine Operating Earnings	$35.6 million	$7.2 million	Up 397%	$24.0 million	Up 49%
Net Earnings after Taxes	$23.9 million	$0.4 million	Up 5300%	$13.7 million	Up 75%
Cash Flow Per Share (a non-IFRS measure)	$0.34 per share	$0.07 per share	Up 407%	$0.23 per share	Up 52%
Earnings Per Share - basic	$0.24 per share	$0.00 per share	Up 4913%	$0.15 per share	Up 63%
Silver Ounces Produced (excluding equivalent ounces of gold, zinc and lead)	1,769,208 oz. Ag	1,409,825 oz. Ag	Up 25%	1,757,332 oz. Ag	Up 1%
Silver Equivalent Ounces Produced	1,825,366 eq. oz.	1,619,403 eq. oz.	Up 13%	1,827,987 eq. oz.	-
Payable Silver Ounces Produced	1,751,312 oz. Ag	1,112,292 oz. Ag	Up 57%	1,738,741 oz. Ag	Up 1%
Silver Equivalent Ounces Sold	1,762,123 eq. oz.	1,298,659 eq. oz.	Up 36%	1,690,741 eq. oz.	Up 4%
Total Cash Costs per Ounce	$8.26	$7.67	Up 8%	$7.78	Up 6%
Average Revenue per Payable Equivalent Ounces Sold	$32.60	$16.73	Up 95%	$25.06	Up 30%
Cash and Cash Equivalents (as at March 31)	$85.6 million	$8.3 million	Up 934%	$41.2 million	Up 109%

  Generated Revenues of $55.3 million for the first quarter of 2011, an increase of 211% compared to $17.7 million in the first quarter of 2010 and an increase of 38% or $15.2 million compared to the fourth quarter of 2010. Smelting and refining charges and metal deductions decreased to 4% of gross revenue in the first quarter of 2011 compared to 17% of gross revenue in the first quarter of 2010. Average smelting charges for doré in 2011 were $0.37 per equivalent silver ounce whereas for concentrates they were $5.46 per equivalent silver ounce.

  Recognized Mine Operating Earnings of $35.6 million for the first quarter of 2011 compared to $7.2 million in the first quarter of 2010, an increase of 397%. The increase was attributed to an increase in sales volume from 1.3 million ounces of silver equivalent (not including pre-commercial sales) in 2010 to 1.8 million ounces of silver equivalent in the first quarter of 2011, combined with an increase in sales revenue per ounce from $16.73 in the first quarter of 2010 to $32.60 in the first quarter of 2011.

  Earned cash flows from operations of $34.4 million ($0.34 per share) (a non-IFRS measure) for the first quarter of 2011 compared to $6.3 million ($0.07 per share) for the first quarter of 2010, an increase of 446%.

  The Company generated net earnings of $23.9 million for the first quarter of 2011 compared to net earnings of $0.4 million in the first quarter of 2010 and net earnings of $13.7 million in the fourth quarter of 2010.

  The Company generated basic earnings per common share (“EPS”) after current income tax provision (a non- IFRS measure) of $0.29 for the first quarter of 2011. EPS for the first quarter of 2011 after current and deferred income taxes was $0.24, compared to EPS of $0.00 for the first quarter of 2010 and $0.15 for the fourth quarter of 2010.

  Increased production from 1,619,403 silver equivalent ounces in the first quarter of 2010 to 1,825,366 silver equivalent ounces in 2011, an increase of 13%. Production was comparable with the fourth quarter of 2010 with a 1% increase in silver production but a slight decrease in production of equivalents from lead and gold.

  Total Cash Costs per ounce (a non-IFRS measure) increased by 6% from $7.78 in the fourth quarter of 2010 to $8.26 in the first quarter of 2011, due to increased costs of energy, reagents, labour and a 3% appreciation of the Mexican Peso relative to the US dollar.

  Cash and cash equivalents increased to $85.6 million compared to $41.2 million as at December 31, 2010 and improved working capital to $84.9 million from $46.1 million as at December 31, 2010. The current cash balance as at May 13, 2011 was approximately $97.1 million.

Results of Operations

Revenues (after smelting and refining charges and metals deductions) for the first quarter of 2011 was $55.3 million, an increase of 38% compared to $40.1 million for the fourth quarter of 2010. The increase in revenues is primarily attributable to a 99% increase in average revenue per ounce sold and 36% increase in ounces of silver equivalents sold compared to the first quarter of 2010. Smelting and refining charges and metal deductions also decreased to 4% of gross revenue in the first quarter of 2011 compared to 5% of gross revenue in the fourth quarter of 2010, due to the rate of increase in silver prices exceeding smelting and refining charges in the production of silver. Average smelting, refining and metal deduction charges for doré in the first quarter of 2011 were $0.37 per silver ounce compared to $5.46 per silver ounce for concentrates.

Production of silver, excluding any equivalents from gold, lead or zinc, increased 1% compared to the previous quarter and 13% compared to the first quarter of 2010. The Company produced 1,769,208 ounces of silver in the first quarter of 2011 compared to 1,757,332 ounces of silver in the fourth quarter of 2010 and 1,409,825 ounces for the quarter ended March 31, 2010, respectively. In the first quarter of 2011, 97% of First Majestic’s revenue resulted from the sale of pure silver making it the purest silver producer relative to its peers.

In the first quarter of 2011, the Company sold 1,762,123 ounces of silver equivalent at an average price of $32.60 per ounce compared to 1,298,659 ounces of silver equivalent in the first quarter of 2010 at an average price of $16.73 per ounce, representing an increase of 36% in shipments over the same quarter in 2010 and an increase of 4% compared to 1,690,741 ounces of silver equivalent in the fourth quarter shipments of 2010.

Total production for the first quarter of 2011 was 1,825,366 ounces of silver equivalents consisting of 1,769,208 ounces of silver, 351 ounces of gold, and 1,187,912 pounds of lead. Silver equivalent production increased 10% compared to the 1,619,403 ounces of silver equivalents produced in first quarter of 2010, which consisted of 1,409,825 ounces of silver, 857 ounces of gold and 2,542,071 pounds of lead.

The Company generated net earnings of $23.9 million, or EPS of $0.24 compared to a net earnings of $0.4 million, or EPS of $0.00, in the first quarter of 2010, an increase of $23.4 million or 5300%. Net earnings for 2011 was after deducting non-cash share-based payments expense of $1.9 milllion and a deferred income tax expense of $4.7 million. Neglecting the effect of these non-cash items, earnings per share in the first quarter of 2011 would be $0.30 per share (a non-IFRS measure). Net income for the first quarter of 2010 was after deducting non-cash share-based payments expense of $0.9 million and a deferred income tax expense of $0.1 million. Neglecting the effect of the aforementioned non-cash items, earnings per share in the first quarter of 2010 would be $0.02 per share (a non-IFRS measure).

Total cash costs per ounce (including smelting, refining, transportation and other selling costs, and byproduct credits, which is a non-IFRS measure) for the first quarter was $8.26 per ounce of silver compared to $7.78 in the fourth quarter of 2010 and $7.67 in the first quarter of 2010. The cost increase was attributed to an increase in cost of energy, reagents, labour and a 3% stronger Mexican peso relative to the US dollar. Also, during the quarter, a test was conducted at the La Parrilla mine in order to evaluate the metallurgy and economics of the ore coming from an open pit area at the Quebradillas mine which has an average grade of 120 g/t Ag, resulting in a lower overall grade and recoveries in the first quarter at La Parrilla, and overall. For example, the average head grade for the first quarter of 2011 was 184 g/t, 21 g/t lower than the fourth quarter of 2010 and 29 g/t lower than the first quarter of 2010. Also affected were recovery levels at La Parrilla, in the first quarter they were 73% compared to 77% recovery in the fourth quarter of 2010. In the future, the feed of this ore will be mixed with higher grade fresh ore from the underground deposits to ensure a higher and more consistent head grade.

Mine operating earnings for the first quarter of 2011 increased by 397% to $35.6 million, compared to mine operating earnings of $7.2 million for the first quarter of 2010. The increases are associated with an increase in revenues due to higher silver prices and increased production.

Operating earnings increased by 3,305%, or $28.6 million, to $29.4 million for the quarter ended March 31, 2011, compared to $0.9 million for the quarter ended March 31, 2010, due to the 43% increase in payable equivalent ounces sold and the 95% increase in average revenue per ounce of payable silver equivalent ounces sold.

During the quarter ended March 31, 2011, the Company spent $5.2 million on its mineral properties and a further $4.5 million on plant and equipment, of which $1.4 million was related to increase in accounts payable. This compares to $2.0 million invested in mineral properties and a further $1.7 million in plant and equipment in the first quarter of 2010. In the first quarter of 2010, the focus of the Company was the completion of the La Encantada cyanidation plant and building up its treasury by deferring non-essential exploration and development costs. In 2011, the Company has resumed its capital investment and mine development programs for additional expansion of the La Parrilla Silver Mine and the Del Toro Silver Mine.

The material subsidiaries, mines, mills and properties in Mexico are as follows:

Subsidiaries	Mine and Mill	Exploration Properties
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine Del Toro Silver Mine	La Parrilla properties Del Toro properties
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	San Martin property Jalisco Group of Properties
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	La Encantada property
Minera Real Bonanza, S.A. de C.V.	Real de Catorce Silver Project	Real de Catorce property
Majestic Services, S.A. de C.V. (a labour services company)	(services for all of the above)	(services for all of the above)
Corporación First Majestic, S.A. de C.V. (holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)

Certain financial results in this MD&A, regarding operations and cash costs are presented in the Mine Operating Results table below to conform with industry peer company presentation standards.

MINING OPERATING RESULTS

CONSOLIDATED FIRST MAJESTIC RESULTS	Quarter Ended
	2011	2010
Ore processed/tonnes milled (4)	456,506	337,110
Average silver grade (g/tonne)	211	253
Recovery (%)	57%	66%
Total silver ounces produced (4)	1,769,208	1,409,825
Gold ounces produced (4)	351	857
Equivalent ounces from gold (4)	16,751	59,690
Pounds of lead produced (4)	1,187,912	2,542,071
Equivalent ounces from lead (4)	38,340	149,887
Total production - ounces silver equivalent (4)	1,825,366	1,619,403
Payable silver ounces produced	1,751,312	1,112,292
Ounces of silver equivalent sold (1)	1,762,123	1,298,659
Total cash cost per ounce (2)(6)	$8.26	$7.67
Underground development (m) (5)	7,025	5,100
Diamond drilling (m) (5)	5,793	308
Total production cost per tonne (3)	$30.04	$39.78

LA ENCANTADA RESULTS	Quarter Ended
	2011	2010
Ore processed/tonnes milled (4)	314,712	194,750
Average silver grade (g/tonne)	225	366
Recovery (%)	50%	56%
Total silver ounces produced (4)	1,136,419	723,622
Gold ounces produced (4)	26	12
Equivalent ounces from gold (4)	1,138	772
Pounds of lead produced (4)	-	1,545,785
Equivalent ounces from lead (4)	-	90,813
Total production - ounces silver equivalent (4)	1,138,624	815,209
Payable silver ounces produced	1,130,737	439,308
Ounces of silver equivalent sold (1)	1,095,692	576,223
Total cash cost per ounce (2)(6)	$7.17	$8.08
Underground development (m)	2,837	2,033
Diamond drilling (m)	1,041	-
Total production cost per tonne (3)	$23.80	$40.52

LA PARRILLA RESULTS	Quarter Ended
	2011	2010
Ore processed/tonnes milled	74,503	73,443
Average silver grade (g/tonne)	184	213
Recovery (%)	73%	75%
Total silver ounces produced	319,405	375,446
Gold ounces produced	100	119
Equivalent ounces from gold	5,903	11,083
Pounds of lead produced	1,187,912	996,286
Equivalent ounces from lead	38,340	59,074
Total production - ounces silver equivalent	363,648	445,603
Payable silver ounces produced	308,757	363,781
Ounces of silver equivalent sold	366,637	445,212
Total cash cost per ounce (2)(6)	$10.66	$7.83
Underground development (m)	2,321	1,704
Diamond drilling (m)	2,393	37
Total production cost per tonne (3)	$42.60	$39.97

SAN MARTIN RESULTS	Quarter Ended
	2011	2010
Ore processed/tonnes milled	67,291	68,917
Average silver grade (g/tonne)	179	181
Recovery (%)	81%	78%
Total silver ounces produced	313,384	310,757
Gold ounces produced	225	726
Equivalent ounces from gold	9,710	47,834
Total production - ounces silver equivalent	323,094	358,591
Payable silver ounces produced	311,817	309,203
Ounces of silver equivalent sold	315,910	346,977
Total cash cost per ounce (2)(6)	$9.85	$6.91
Underground development (m)	1,497	1,363
Diamond drilling (m)	1,654	272
Total production cost per tonne (3)	$45.34	$38.82

(1)	Includes 16,166 ounces in the quarter ended March 31, 2011 (after adjustments for intercompany eliminations) sold as coins, ingots and bullion from Canadian operations and minesite transfers.

(2)

The Company reports non-IFRS measures which include production costs per tonne and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Gold Institute (Production Cost Standards, November 1999), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are non-IFRS measures. See Reconciliation to IFRS on page 7.

(3)	Total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(4)

The La Encantada mill expansion project achieved commercial production effective April 1, 2010. During the pre-commercial stage, the tables above included the production from the mill expansion, however, average silver grade, recovery, total cash cost per ounce, and total production cost per tonne were based on production excluding pre-commercial stage production of 261,957 silver equivalent ounces during the quarter ended March 31, 2010.

(5)	Includes 371 metres of underground development and 705 metres of diamond drilling at the Del Toro project.

(6)

Effective in the first quarter of 2011, the Company has changed its method of calculating total cash cost per ounce by using "payable silver ounces" (i.e. net of metal ounces deducted by the refinery) instead of "silver ounces produced". Consequently, total cash costs are after removing the value of metal deductions. Total cash costs per ounce for comparative periods have been restated to conform with the current presentation.

RECONCILIATION OF COST OF SALES TO CASH COSTS
FOR THE QUARTER MARCH 31, 2011 AND 2010

“Total Cash Cost per ounce” is a measure developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of this non-IFRS measure is similar to that reported by other mining companies. Cash costs per ounce is a measure used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures. To facilitate a better understanding of these measures as calculated by the Company, we have provided a detailed reconciliation of these measures to our cost of sales, as reported in our consolidated interim statements of income.

(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)	Three Months Ended March 31, 2011				Three Months Ended March 31, 2010
	San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)				$ 16,819				$ 8,629
Deduct: Vancouver cost of sales and intercompany elimination				(158)				445
Cost of sales (mine)	$ 3,309	$ 3,317	$ 10,035	$ 16,661	$ 2,838	$ 2,994	$ 3,242	$ 9,074
Add: Third party smelting and refining	80	1,332	459	1,871	103	964	1,794	2,861
Deduct: By-product credits	(204)	(1,359)	(75)	(1,638)	(763)	(1,158)	(1,301)	(3,222)
Deduct: Royalties	-	(38)	-	(38)	-	(25)	-	(25)
Deduct: Employee benefits	(250)	(2)	(2,038)	(2,290)	-	-	-	-
Inventory changes	148	43	(273)	(82)	(40)	75	(182)	(147)
Other non-cash costs	(13)	(3)	(3)	(19)	-	(2)	(2)	(4)
Total cash cost (A)	$ 3,070	$ 3,290	$ 8,105	$ 14,465	$ 2,138	$ 2,848	$ 3,551	$ 8,537

Tonnes produced	67,291	74,503	314,712	456,506	68,917	73,443	70,242	212,602
Payable ounces of silver produced (B)	311,817	308,757	1,130,737	1,751,312	309,203	363,781	439,308	1,112,292
Add: Metal deduction ounces	1,567	10,648	5,682	17,896	1,554	11,665	23,121	36,340
Add: Silver equivalent ounces from by-products	9,710	44,243	2,205	56,158	47,834	70,157	90,823	208,814
Total ounces of silver equivalents produced	323,094	363,648	1,138,624	1,825,366	358,591	445,603	553,252	1,357,446

Total cash cost per ounce (A/B)	$ 9.85	$ 10.66	$ 7.17	$ 8.26	$ 6.91	$ 7.83	$ 8.08	$ 7.67

Mining cost per tonne	$ 18.05	$ 14.41	$ 3.94	$ 7.73	$ 16.35	$ 18.39	$ 18.59	$ 17.80
Milling cost per tonne	18.09	19.85	16.94	17.58	14.37	15.68	13.21	14.44
Indirect cost per tonne	9.20	8.34	2.92	4.73	8.10	5.90	8.72	7.54
Total production cost per tonne	$ 45.34	$ 42.60	$ 23.80	$ 30.04	$ 38.82	$ 39.97	$ 40.52	$ 39.78

Mining cost per ounce	$ 3.89	$ 3.48	$ 1.10	$ 2.01	$ 3.64	$ 3.71	$ 2.97	$ 3.40
Milling cost per ounce	3.90	4.79	4.71	4.58	3.20	3.17	2.11	2.76
Indirect cost per ounce	1.99	2.01	0.81	1.23	1.81	1.19	1.39	1.44
Transport and other selling costs cost per ounce	0.46	0.47	0.21	0.30	0.40	0.29	0.48	0.40
Smelting and refining costs cost per ounce	0.26	4.31	0.41	1.07	0.33	2.65	4.08	2.57
By-product credits cost per ounce	(0.65)	(4.40)	(0.07)	(0.93)	(2.47)	(3.18)	(2.96)	(2.90)
Total cash cost per ounce	$ 9.85	$ 10.66	$ 7.17	$ 8.26	$ 6.91	$ 7.83	$ 8.08	$ 7.67

Note 1 – The table above does not include 261,957 silver ounces of pre-commercial production from the La Encantada mill expansion project during the quarter ended March 31, 2010, which were produced at a cost of $2,348,346.

REVIEW OF MINING OPERATING RESULTS

The total mine production for the first quarter of 2011 consisted of 1,825,366 ounces of silver equivalent representing an increase of 13% compared to 1,619,403 ounces of silver equivalent produced in the first quarter of 2010.

Production in the first quarter of 2011 consisted of 1,769,208 ounces of silver, an increase of 25% compared to the first quarter of 2010. A total of 1,187,912 pounds of lead was produced, representing a decrease of 53% compared to the first quarter of 2010. Gold production in the first quarter of 2011 was 351 ounces, representing a decrease of 59% compared to the first quarter of 2010.

The ore processed during the first quarter of 2011 at the Company's three operating silver mines, the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine, amounted to 456,506 tonnes which is an increase of 35% from the first quarter of 2010 and a decrease of 2% compared to the fourth quarter of 2010.

The average silver head grade in the first quarter of 2011 for the three mines decreased to 211 grams per tonne (“g/t”) silver compared to 253 g/t silver in the first quarter of 2010 and from 207 g/t in the fourth quarter of 2010.

Inherent with the processing plant at La Encantada, which incorporates a mixture of fresh ore at a current blend of 1,000 tpd from the mine averaging 300 g/t silver with 2,750 tpd of old tailings with an average grade of 140 g/t silver, resulting in recoveries of 50% in the first quarter. Due to the size of this operation, the weighted average combined recoveries of silver at the Company’s three mines were 57% in the first quarter of 2011 which is consistent with the fourth quarter of 2010. In the first quarter of 2010, prior to commencing commercial production at the new cyanidation plant, the recoveries which was primarily from flotation were 66%.

A total of 7,025 metres of underground development was completed in the first quarter of 2011 compared to 6,028 metres completed in the fourth quarter of 2010. The underground development program is important as it provides access to new areas in the mines and prepares them for future growth of silver production.

A total of 5,793 metres of diamond drilling was completed in the first quarter of 2011 compared to 6,103 metres drilled in the fourth quarter of 2010. Drilling consisted of:

  definition drilling to assist in mining activity;
  resource upgrading;
  exploration at the Company’s three mines; and
  drilling at Del Toro to define at depth the three ore bodies that have been identified to date.

MINE UPDATES

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a newly constructed 3,750 tonnes per day cyanidation plant, an old 1,000 tonnes per day flotation plant (currently in care-and-maintenance), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine. On April 1, 2010, the new 3,750 tpd cyanidation mill achieved commercial stage production and all revenues and costs from that date forward are recorded in the mine operating earnings.

With adjustments made to the tailings screening intake systems, and to the new tailings filter presses, the new plant at La Encantada is consistently achieving 3,750 tonnes per day throughput, producing silver at a rate of over four million ounces of silver doré annually.

Ore processed in the first quarter of 2011 was 314,712 tonnes compared to 319,908 tonnes in the fourth quarter of 2010, a decrease of 2% and an increase of 62% compared to the 194,750 tonnes processed in the first quarter of 2010. The average head grade was 225 g/t in the first quarter of 2011, representing an increase of 5% when compared to 214 g/t in the fourth quarter of 2010 and a decrease of 39% compared to the 366 g/t in the first quarter of 2010. Silver recovery in the first quarter of 2011 was 50%, an increase from the 48% in the fourth quarter of 2010 and a decrease from the 56% in the first quarter of 2010. Recoveries increased in the quarter due to an increase in the rate of feeding fresh ore and fine tuning the flow of the cyanidation plant.

A total of 1,138,624 equivalent ounces of silver were produced by the La Encantada plant during the first quarter of 2011, which represents an increase of 8% compared to 1,050,911 equivalent ounces of silver produced in fourth quarter of 2010, and an increase of 40% compared to the 815,209 equivalent ounces of silver produced in the first quarter of 2010. Silver production in the first quarter of 2011 consisted of 1,136,419 ounces of silver, representing an increase of 8% when compared to the 1,049,811 ounces produced in the fourth quarter of 2010, and an increase of 57% when compared to the 723,622 ounces produced in the first quarter of 2010. No lead was produced during the first quarter of 2011, compared to 1,545,785 pounds in the first quarter of 2010, as production from the flotation circuit was halted since the second quarter of 2010.

Underground mine development consisted of 2,837 metres completed in the first quarter of 2011 compared to 2,729 metres of development completed in the fourth quarter of 2010, representing an increase of 4%. The current development program is focused on improving haulage and logistics for ore and waste that is transported by trucks from several production areas within the mine, including the San Javier/Milagros Breccias, Azul y Oro, the new Buenos Aires area and a newly developed area between the 660 level and the Ojuelas ore bodies. The purpose of the ongoing underground development program is to prepare for increased production levels and to confirm additional Reserves and Resources. A total of 1,041 metres of diamond drilling was completed in the first quarter of 2011 compared to 2,680 metres in the fourth quarter of 2010.

The preparation of the Buenos Aires area was completed in the first quarter of 2011 which will assist in the increase of production from fresh ore to 1,250 tpd during the second half of 2011 and a further increase to 1,500 tpd later in 2011, compared to the 1,000 tpd of fresh ore currently being processed. This increase of fresh ore throughput is expected to have a positive impact on the blended head grades and recoveries.

During the first quarter of 2011, an additional new power generator was added to the generation plant to replace the last old and inefficient generator which is expected to result in future savings on spare parts, repairs and maintenance, and provide a more continuous operation of the plant and supporting infrastructure.

La Parrilla Silver Mine, Durango, Mexico

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Mexico, is a group of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines. La Parrilla includes an 850 tpd processing plant consisting of two parallel 425 tpd cyanidation and flotation circuits, buildings, offices and associated infrastructure. In September 2010, the Company acquired an additional 16,630 hectares of land through staking, and 15 hectares of surface rights. The total mining concessions cover a contiguous area of 69,867 hectares. The Company also leases 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

Tonnes processed at La Parrilla were 74,503 tonnes in the first quarter of 2011, representing a decrease of 5% when compared with the 78,537 tonnes processed in the fourth quarter of 2010, and an increase of 1% when compared with the 73,443 tonnes processed in the first quarter of 2010.

Total production at the La Parrilla Silver Mine was 363,648 equivalent ounces of silver in the first quarter of 2011. This was a decrease of 19% compared to the fourth quarter of 2010 and a decrease of 18% compared to the first quarter of 2010. The composition of the silver equivalent production in the first quarter of 2011 consisted of 319,405 ounces of silver, 100 ounces of gold and 1,187,912 pounds of lead. This compares with a composition of 395,161 ounces of silver, 102 ounces of gold, 1,119,523 pounds of lead and 134,771 pounds of zinc produced in the fourth quarter of 2010 and 375,446 ounces of silver, 119 ounces of gold and 996,286 pounds of lead in the first quarter of 2010. During the quarter, a test was conducted in order to evaluate the metallurgy and economics of the ore coming from an open pit area at the Quebradillas mine which has an average grade of 120 g/t Ag, resulting in a lower overall grade and recoveries of the first quarter. For example, the average head grade for the first quarter of 2011 was 184 g/t, 21 g/t lower than the fourth quarter of 2010 and 29 g/t lower than the first quarter of 2010. Recovery levels of silver in the first quarter were 73%, compared to 77% recovery in the fourth quarter of 2010, and a 2% increase from the 75% recovery level in the first quarter of 2010. In the future, the feed of this ore will be mixed with higher grade fresh ore from the underground deposits to ensure a higher and more consistent head grade.

A total of 2,321 metres of underground development was completed in the first quarter of 2011, compared to 1,935 metres in the fourth quarter of 2010 and 1,704 metres in the first quarter of 2010. A total of 2,393 metres of diamond drilling was completed in the first quarter of 2011 compared to 1,498 metres of diamond drilling in the fourth quarter of 2010 and 37 metres in the first quarter of 2010.

Accelerated development is underway to prepare the mine for increased production planned in the flotation circuit for the second half of the year and in the cyanidation circuit for the first quarter of 2012. Development in the lower levels 8 and 9 of the Rosarios / La Rosa vein continued during the quarter providing access to reserves and resources. Also, access to level 10 was reached via a ramp and preparation began on the vein to provide access to further reserves at depth, and also allowing for the upgrading the Measured and Indicated and Inferred Resources of the lower part of the Rosarios/La Rosa vein.

At the Quebradillas area, development was focused on the Q25 ore body which was previously defined from earlier diamond drilling programs. The access to this ore body will provide ore for the future production of zinc concentrates at the La Parrilla flotation plant once the zinc circuit is in place. Geophysical and regional mapping is currently underway in order to define a broad exploration program including diamond drilling scheduled for 2011.

At the Las Vacas mine, development of the general access Ramp was re-initiated during the quarter, with the objective of having an additional production area in the second half of the year and beyond.

In December 2010, a major expansion program at La Parrilla was launched. The total capital budget for the expansion, including expanded underground development is expected to be $34.9 million and it is anticipated to result in the mill capacity reaching 1,600 tpd by the end of 2011. The result of this expansion is anticipated to double the current production capacity to approximately 3.0 million silver equivalent ounces annually consisting of 2.3 million ounces silver and 0.7 million ounces of silver equivalents in the form of lead and zinc. The new crushing area, the new ball mill for the sulphides circuit, the expansion of the flotation circuit and the new thickeners and filters are all scheduled to be completed in June 2011. As at March 31, 2011, of the $34.9 million budget for this project, a total of $4.5 million had been incurred and a further $20.5 million of capital expenditures have been committed.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in Northern Jalisco State, Mexico. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface land rights surrounding the mine, and another 104 hectares of surface land rights where the 900 tpd cyanidation plant and 500 tpd flotation plant, mine buildings, infrastructure and offices are located. The Company owns 100% of the San Martin Silver Mine. The processing plant has historically produced 100% of its production in the form of silver doré with some gold content. In early 2008, a 500 tpd flotation circuit was assembled to take advantage of the large sulphide resources at this mine, however, due to low base metal prices and high costs of smelting concentrates, the circuit was placed into care and maintenance pending further capital investment and improved sulphide mineral economics.

In the first quarter of 2011, 67,291 tonnes were processed at the San Martin Mine, representing a decrease of 2% when compared to the 68,730 tonnes milled in the fourth quarter of 2010 and 68,917 tonnes milled in the first quarter of 2010. The average head grade was 179 g/t in the first quarter of 2011, representing an increase of 2% when compared to the 175 g/t in the fourth quarter of 2010 and a decrease of 1% when compared to the 181 g/t in the first quarter of 2010.

Total production of 323,094 ounces of silver equivalent in the first quarter of 2011 was 2% lower than the 328,484 equivalent ounces of silver produced in the fourth quarter of 2010 and 10% lower than the 358,591 equivalent ounces of silver produced in the first quarter of 2010. The equivalent ounces of silver in the first quarter of 2011 consisted of 313,384 ounces of silver and 225 ounces of gold. This compares to 312,360 ounces of silver and 313 ounces of gold produced in the fourth quarter of 2010, and 310,757 ounces of silver and 726 ounces of gold in the first quarter of 2010. Silver recovery levels in the first quarter of 2011 were consistent with the fourth quarter of 2010 and 3% higher compared to the first quarter of 2010.

During the first quarter of 2011, a total of 1,497 metres of underground development was completed compared to 1,364 metres in the fourth quarter of 2010. In addition, 1,654 metres of diamond drilling was completed in the first quarter of 2011 compared to 1,925 metres in the fourth quarter of 2010.

Exploration via short hole drilling into the footwall and hanging wall has shown some success with the discovery of the San Pedro area in 2009. This underground drilling program is continuing and is confirming the presence of structures similar to the San Pedro area which are continually providing additional oxide resources.

The surface exploration program which began in 2009 defined the new La Esperanza vein which runs parallel to the Zuloaga vein and has high anomalous samples from 100 to 250 g/t of silver on surface. A total of eight holes were drilled of which six holes intersected economic mineralization. This first stage of the diamond drilling was concluded and evaluated during the fourth quarter of 2010. As a result of the diamond drilling program, an 11 km road construction commenced in order to access this new discovery was completed during the first quarter. Development of a 500 metres ramp will commence in the second quarter to open up the structure in order to develop along strike and to drill at depth. At that time, diamond drilling will commence to further evaluate the Esperanza vein.

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 393 contiguous hectares of mining claims plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart.

The Del Toro Silver Mine is an advanced stage development project that has undergone an aggressive drilling program since 2005 to explore the various areas of interest within the Del Toro property holdings.

In January 2010, the “Change of Use of Land Permit” for a new flotation plant was approved by the SEMARNAT. This permit was the last permit required to commence construction of a new operation. All necessary permits for the construction of a 1,000 tpd flotation mill were granted by the Mexican authorities in the fourth quarter of 2009 and the first quarter of 2010.

Commencing in late 2010, an extensive development program was launched consisting of 1,650 metres of ramp and crosscuts to achieve three objectives: 1) to gain access to each of the three defined ore bodies to upgrade the current NI 43-101 Resources to Reserves, 2) to prepare the ore bodies for mining, and 3) to build multiple underground drilling stations to drill the ore bodies at depth to define additional resources. Currently, the ramp is 1,224 metres in length and 200 metres in vertical distance from surface. A cross cut was made at the 7th level (176 metres from surface) where two drill rigs were installed and are currently drilling. Two holes of this program have been completed to date, both of which have intersected the ore bodies as expected and holes 3 and 4 are currently being drilled.

The Company plans the following to advance this project:

  Continue the underground infill drilling program in order to further define and upgrade resources at depth in the three ore bodies defined in the previous exploration programs;
  Continue development of the main ramp an additional 600 metres in the first half of 2011 to gain access to ore body No. 3 at depth which is expected to become the starting production level;
  Once the current underground drill program has been completed, an updated NI 43-101 Technical Report will be commissioned and is anticipated to be released in the third quarter of 2011;
  Continue with the preparation of the underground infrastructure for preparation of underground mining, which is expected to commence in the second quarter of 2012;
  Finalize the negotiations and sign with the Municipality of Chalchihuites on the agreement to install a water treatment plant near the town which will allow the Company to limit the use of clean water and will assist the local community by helping alleviate its waste water management issues;
  Commence construction of the power line and substation, road construction, processing plant, and all related surface installations such as laboratory, offices and warehouses; and
  As at the end of April, all engineering for the flotation plant had been completed and ground breaking is underway in the areas where the plant will be located.

In March 2011, the Company prepared an initial capital expenditure budget relating to the development of the Del Toro Silver Mine. Initial capital costs, pending changes upon completion of the economic assessment/pre-feasibility study including final metallurgical testing and final plan designs, all of which are expected to be part of the technical report the Company is expecting to commission following completion of the current underground drilling program, is estimated at $43.8 million including mine development.

Foundations are expected to be laid during June and construction of the plant facilities is anticipated shortly thereafter. During this construction phase, the final economic parameters will be determined and released in the form of a NI 43-101 Technical Report in the second half of 2011. Current plans are for production to commence in the second quarter of 2012 with commercial production being reached later in the second half of 2012.

Real de Catorce Silver Project, San Luis Potosi, Mexico

The Real de Catorce Silver Project was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. ("Normabec"). As a result of the acquisition of Normabec, the Company owns 100% of the Real de Catorce Silver Project. The Real de Catorce project is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The Real de Catorce property consists of 35 mining concessions covering 5,738 hectares, with estimated historical production of 230 million ounces between 1773 and 1990.

After the acquisition of the historically famous Real de Catorce silver mine, the Company completed all of the necessary transfers of ownership of the mining claims to Normabec’s Mexican subsidiary Minera Real de Bonanza, S.A. de C.V.

In November 2010, the Company agreed to acquire the 3% NSR, the surface rights of the property, the buildings located thereon covering the location of the previous mining operations, and all technical and geological information collected pertaining to the area, in consideration for $3.0 million. Consideration for the purchase consisted of a cash payment of $1.05 million and $1.5 million in shares of the Company (152,798 shares) in November 2010, and $0.45 million which was paid by January 31, 2011. All payments in cash and shares have now been completed fulfilling the Company’s objectives in acquiring all the necessary land and buildings for the Real de Catorce project.

During the first quarter of 2011, the Environmental Assessment work commenced with the baseline study. During the second quarter of 2011, the Environment Impact Statement, the Risk Study and the Change of Use of Land Studies will all commence. These studies are required prior to any permitting to commence activities in this project.

EXPLORATION PROPERTY UPDATES

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,240 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects, including the Del Toro Silver Mine and Real de Catorce Silver Project.

In January 2011, the Company entered into a Letter of Intent whereby the Company has agreed to grant an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) located in the Jalisco State, Mexico. A definitive agreement was entered into on April 15, 2011 with Sonora Resources Corp. (the “Optionee”) whereby the Optionee issued 10 million shares of common stock to the Company and is committed to spend $3 million over the first 3 years to earn a 50% interest and $5 million over 5 years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within 7 years. First Majestic will retain a 10% free carried interest and a 2.375% NSR.

RESULTS OF OPERATIONS

For the quarter ended March 31, 2011 compared to the quarter ended March 31, 2010 (in $000’s):

	For Quarter Ended	For Quarter Ended
	March 31, 2011	March 31, 2010

Revenues	$55,266	$17,746	(1)
Cost of sales	16,819	8,629	(2)
Gross margin	38,447	9,117
Depletion, depreciation and amortization	2,804	1,950	(3)
Mine operating earnings	35,643	7,167	(4)
General and administrative	3,890	1,870	(5)
Share-based payments	1,889	858	(6)
Accretion of decommissioning liabilities	119	59
Foreign exchange loss	25	3,183	(7)
Other expenses	302	333
Operating earnings	29,418	864	(8)
Investment income	3,475	34	(9)
Finance costs	(118)	(308)
Earnings before income taxes	32,775	590
Current income tax expense	4,223	18
Deferred income tax expense	4,682	130
Income taxes for the period	8,905	148	(10)
Net earnings for the period attributable to equity
holders of the Company	$23,870	$442	(11)
Earnings per share (basic)	$0.24	$-
Earnings per share (diluted)	$0.23	$-

1.

Revenues for the quarter ended March 31, 2011 increased by $37,520,000 or 211% to $55,266,000 from $17,746,000 in the first quarter of 2010. The increase was attributed to an increase in average realized silver price from $16.73 per ounce in the first quarter of 2010 to $32.60 per ounce in the first quarter of 2011. In addition, equivalent silver ounces sold at the La Encantada Mine increased 90% compared to the first quarter of 2010 as the new cyanidation plant did not reach commercial stage until April 2010, therefore, shipments of precipitates during the first quarter of 2010 were recorded as credits to capital versus revenue. Lower smelting & refining and metal deduction charges per ounce (4% of gross revenue compared to 17% in the first quarter of 2010) also contributed to the increase in revenues in the first quarter of 2011.

2.

Cost of sales increased by $8,190,000 or 95%, to $16,819,000 in the first quarter of 2011 from $8,629,000 in the same quarter of 2010. This increase in cost of sales was primarily related to the increase in payable equivalent silver ounces sold by 43% from the quarter ended March 31, 2010. In addition, costs incurred at the La Encantada Cyanidation plant prior to reaching commercial production on April 1st , 2010 were capitalized into property, plant and equipment and thus were not reflected in the first quarter of 2010. Furthermore, inflationary effects on costs in energy, reagents, labour, higher employee benefits in Mexico and 3% stronger Mexican peso against the US dollar also contributed to the increase in cost of sales.

3.

Depletion, depreciation and amortization increased by $854,000 or 44% to $2,804,000 in the first quarter of 2011 from $1,950,000 in the same quarter of 2010, due primarily to the additional depreciation and amortization which commenced upon the new La Encantada mill entering into commercial stage production effective April 1, 2010 and which was not incurred in the first quarter of 2010.

4.

Mine operating earnings increased by $28,476,000 or 397% to $35,643,000 for the quarter ended March 31, 2011, compared to $7,167,000 for the same quarter in the prior year. This is primarily due to the $37,520,000 increase in revenues, and is offset by the higher cost of sales and depletion, depreciation and amortization expenses during the first quarter of 2010.

5.

General and administrative expenses for the first quarter of 2011 increased by $2,020,000 or 108% compared to the prior year due to higher legal litigation and professional fees, security costs, insurance costs, listing fees and an annual incentive bonus plan payout regarding 2010.

6.

Share-based payments for the first quarter of 2011 increased by $1,031,000 or 120% compared to the same quarter of the prior year. The increase was due to an increase in the Black-Scholes fair value of stock options granted as a result of the significant increase in the Company’s share price in the current quarter compared to the first quarter of 2010.

7.

Foreign exchange loss has decreased by 3,158,000 or 99% and is attributed to the IFRS accounting treatment of foreign exchange gains and losses being recorded in the income statement versus the other comprehensive income account for non-monetary items. Also, the Mexican pesos and Canadian dollar has strengthened in comparison to the US dollar.

8.

Operating earnings increased by $28,554,000 or 3,305% to $29,418,000 for the quarter ended March 31, 2011, compared to an operating earnings of $864,000 for the quarter ended March 31, 2010, due to the increase in mine operating earnings associated with higher production levels and higher silver prices.

9.

During the quarter ended March 31, 2011, investment income increased by $3,441,000 or 10,121% compared to the same quarter in the prior year. The increase is primarily attributed to the realized gain on silver futures contracts.

10.

During the quarter ended March 31, 2011, the Company recorded an income tax expense of $8,905,000 compared to $148,000 in the quarter ended March 31, 2010, and this is reflective of higher earnings and consist of an increase in current taxes and an increase in non-cash deferred taxes arising from temporary timing differences and utilization of tax loss carryforwards.

11.

As a result of the foregoing, net earnings for the period attributable to equity holders of the Company for the quarter ended March 31, 2011 increased 5,300% to $23,870,000 or basic earnings per share of $0.24 compared to a net earnings of $442,000 or $0.00 per common share in the quarter ended March 31, 2010, for an increase of $23,428,000 compared to the same period in the prior year.

SUMMARY OF QUARTERLY RESULTS
The following table presents selected financial information for each of the most recent eight quarters:

	Quarter	Revenues $	Net earnings after taxes $	Basic earnings per common share $	Diluted earnings per common share $	Share-based payments $	Note
Year ended December 31, 2011	Q1	55,266	23,870	0.24	0.23	1,889	1
Year ended December 31, 2010	Q4	40,092	13,654	0.14	0.13	2,289	2
	Q3	32,614	10,059	0.11	0.10	480	3
	Q2	27,456	10,976	0.12	0.12	828	4
	Q1	17,746	444	0.00	0.00	858	5
Year ended December 31, 2009	Q4	17,396	2,360	0.03	0.03	1,041	6
	Q3	12,501	1,677	0.02	0.02	461	7
	Q2	11,163	888	0.01	0.01	686	8

The financial results for the periods ending prior to January 1, 2010 have not been restated in accordance with IFRS.

Notes:

1.

In the quarter ended March 31, 2011, sales revenues increased by 15,174,000 compared to the quarter ended December 31, 2010. The increase was primarily due to the 30% increase in silver price. Net earnings after taxes increased 10,216,000 or 75% in the quarter ended March 31, 2011, compared to the quarter ended December 31, 2010, primarily due to $11,332,000 increase in mine operating earnings.

2.

In the quarter ended December 31, 2010, sales revenues increased by $7,478,000 compared to the quarter ended September 30, 2010. The increase was primarily due to the increase in silver price, partially offset by a 9.6% decrease in silver equivalent ounces sold related to a slowdown in the holiday season. Net earnings after taxes increased $3,595,000 or 36% in the quarter ended December 31, 2010, compared to the quarter ended September 30, 2010, due to $8,110,000 increase in mine operating earnings, which was partially offset by increases in non-cash share-based payments and deferred tax expenses.

3.

In the quarter ended September 30, 2010, sales revenues increased by $5,158,000 compared to the quarter ended June 30, 2010. The increase was primarily due to a 15% increase, or 245,549 equivalent ounces of silver sold after intercompany eliminations, in the third quarter of 2010 as compared to the second quarter of 2010, and an increase in silver price during the quarter. Net earnings after taxes decreased $917,000 or 8% in the quarter ended September 30, 2010, compared to the quarter ended June 30, 2010, mainly due to $2,890,000 increase in deferred income tax expense.

4.

In the quarter ended June 30, 2010, sales revenues increased by $9,710,000 compared to the quarter ended March 31, 2010 and was primarily due to an increase of 325,185 equivalent ounces of silver sold (after intercompany eliminations) in the second quarter of 2010 compared to the first quarter of 2010. In the first quarter of 2010, pre-commercial sales were not included as equivalent ounces sold but instead were credited to the capitalization of the La Encantada mill expansion project. Revenues and net earnings was positively affected by an increase of the average gross revenue per ounce realized of $18.68 in the quarter ended June 30, 2010 compared to $16.23 in the quarter ended March 31, 2010.

5.

In the quarter ended March 31, 2010, sales revenues was comparable to the quarter ended December 31, 2009. The Company sold an additional 153,097 equivalent ounces of silver (after intercompany eliminations) in the first quarter of 2010 compared to the fourth quarter of 2009; however, the average gross revenue per ounce realized was $16.23 in the quarter ended March 31, 2010 compared to $17.72 in the quarter ended December 31, 2009; an average effect of $1.82 per ounce or 10% (not including the $2.3 million earnings from pre-commercial sales).

6.

In the quarter ended December 31, 2009, sales revenues increased due to increasing silver prices. The average gross revenue per ounce of silver realized increased to $17.72 in the quarter ended December 31, 2009, compared to $15.07 in the prior quarter ended September 30, 2009.

7.

In the quarter ended September 30, 2009, sales revenues increased due to rising prices. The average gross revenue per ounce of silver realized was $15.07 in the quarter ended September 30, 2009, increasing from $12.60 in the prior quarter ended September 30, 2009.

8.	In the quarter ended June 30, 2009, sales revenues decreased due to losses on final settlements for which provisional payments had already been received in the prior quarter.

9.

In the quarter ended March 31, 2009, a stronger U.S. dollar compared to the Canadian dollar accounted for the increase of revenue. Although silver prices were lower in the first quarter of 2009, the average gross revenue per ounce sold was $14.07 per ounce on a consolidated basis for the three-month period ended March 31, 2009. Also contributing to an increase in sales is $1,194,452 from the sale of coins, ingots and bullion in the three months ended March 31, 2009.

10.

Share-based payments - the net earnings are affected significantly by varying share-based payments amounts in each quarter. Share-based payments results from the issuance of stock options in any given period, as well as factors such as vesting and the volatility of the Company’s stock, and is a calculated amount based on the Black-Scholes Option Pricing Model of estimating the fair value of stock option issuances.

Revenues

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars, and concentrates, including associated metal by-products of gold, lead and zinc, after having deducted refining and smelting charges and metal deductions, and after elimination of the intercompany shipments of silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges and metal deductions, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided by shipped payable ounces of silver to calculate the average realized price per ounce of silver sold.

Revenue Analysis (expressed in thousands of dollars, except ounce and per ounce amounts)	Quarter Ended March 31,
	2011 $	2010 $
MEXICO
Revenues from silver dore and concentrates sales	54,367	18,343
Payable equivalent silver ounces sold	1,762,242	1,290,766
Average gross revenue per payable equivalent silver ounce sold	31.81	16.31
CANADA
Revenues from silver coins, ingots and bullion sales	9,348	1,275
Payable equivalent silver ounces sold, from Mexican production	271,531	69,229
Average gross revenue per payable equivalent silver ounces sold	34.62	18.41
CONSOLIDATED (after intercompany eliminations)
Revenues from silver dore, concentrates, coins, ingots and bullion sales	55,265	17,746
Payable equivalent silver ounces sold	1,746,126	1,221,013
Average consolidated gross revenue per payable equivalent silver ounces sold	32.60	16.73
Average market price per ounce of silver per COMEX	31.74	16.91

At March 31, 2010, the La Encantada mill expansion project had not achieved a commercial stage of production in the manner to which it was intended by management, therefore, sales receipts in the quarter ended March 31, 2010 of $4,646,000 in connection with the sale of 262,403 silver equivalent ounces of precipitates during the pre-operating period were not recorded as sales revenues but instead were recorded as a reduction of capital in the construction in progress account. As at March 31, 2010, total cash receipts of $5,576,000 was in the connection with the sale of 316,680 silver equivalent ounces of precipitates during the pre-operating period since inauguration of the plant.

LIQUIDITY

At March 31, 2011, the Company had cash and cash equivalents of $85.6 million and working capital of $84.9 million, compared to cash and cash equivalents of $41.2 million and working capital $46.1 million at December 31, 2010. Cash and cash equivalents increased by $44.5 million during the first quarter as a result of $34.4 million generated from operating activities and $17.9 million from proceeds from exercise of options and warrants, $3.2 million from derivative financial instruments, offset by $9.7 million invested in property, plant and equipment, and mineral property interests.

During the quarter ended March 31, 2011, the Company spent $5.2 million on mineral properties and a further $4.5 million on property, plant and equipment on a cash basis, of which $1.4 million was related to increase of accounts payables.

The Company is accumulating cash in treasury and preparing for the additional investment in the mill expansion at La Parrilla and the development of the Del Toro project.

Funds surplus to the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash flows from operations were strong at $34.4 million in the first quarter of 2011, and with current silver prices the operational cash flows are expected to remain robust through 2011. During the first quarter, $17.9 million was received from the exercises of options and warrants. A total of 386,500 warrants remain outstanding and are available to be exercised and will expire by the end of September 2011. As the expiring warrants are at exercise prices of $3.30, we anticipate that all will be exercised prior to expiring, potentially adding a further $1.3 million to treasury in 2011.

As at the date of this MD&A, with more than $97.1 million in treasury and robust cash flows from operations expected through 2011, the Company believes it has sufficient funds to meet current operating and capital requirements, as well as the additional capital requirements of the $34.9 million expansion at La Parrilla (which includes additional underground development requirements) and the Del Toro development of $43.8 million. Should the Company adopt additional expansion plans, the Company would need to consider the funds required relative to the funds available in treasury at such time, including expected cash flows from operations, to determine whether additional sources would be required for those pending additional expansion plans.

2011 PRODUCTION OUTLOOK

This section of the MD&A provides management’s production forecasts for 2011. These are forward-looking estimates and subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the beginning of this MD&A.

Production in 2011 is expected to increase from 2010 levels as the new 3,750 tpd La Encantada mill experiences a full year of commercial production and expected increased in recoveries to approximately 60% which are expected to result from a higher proportion of mine ore versus tailings which takes effect in the second and third quarters of 2011. Furthermore, the expansion at La Parrilla is anticipated to ramp up in the third quarter from 850 tpd reaching 1,600 tpd by year end.

The Company is choosing not to update its production outlook from that previously released in the prior quarter. Although costs have increased due to a 3% increase in the Mexican peso relative to the US dollar, and inflation has increased the costs of energy, electricity and cyanide, the Company is anticipating improvements in production volumes and recoveries to offset increased costs. The Outlook will be revised upon the release of the second quarter results, estimated to be released on August 10, 2011.

OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2011, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than those disclosed in this MD&A and the consolidated interim financial statements and the related notes.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the quarter ended March 31, 2011, there were no significant transactions with related parties outside of the ordinary course of business.

PROPOSED TRANSACTIONS

Other than as disclosed herein, the board of directors of the Company is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

MANAGEMENT OF FINANCIAL AND CAPITAL RISK

There are no significant changes in management of financial and capital risk compared to the Company’s 2010 Canadian GAAP annual financial statements except for the following:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at March 31, 2011, the Company has outstanding trade payables of $6.3 million (December 31, 2010 - $6.0 million) which are generally payable in 90 days or less.

The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next twelve months.

The Company’s liabilities have contractual maturities which are summarized below:

		Payments Due By Period
Balances in USD$'000	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Finance Lease Obligations	$5,726	$1,684	$2,850	$1,192	$-
Purchase Obligations	16,840	16,840	-	-	-
Decommissioning liabilities	7,158	-	-	-	7,158
Trade payables and accrued liabilities	15,710	15,710	-	-	-
Total Contractual Obligations	$45,434	$34,234	$2,850	$1,192	$7,158

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	March 31, 2011					December 31, 2010
Balances in USD$'000			Trade payables	Net assets		Net assets
	Cash and cash	Trade and	and accrued	(liabilities)	Effect of +/- 10%	(liabilities)	Effect of +/- 10%
	equivalents	other receivable	liabilities	exposure	change in currency	exposure	change in currency
Canadian dollar	$25,867	$122 $	(3,455)	$22,534	$2,253	$8,174	$817
Mexican peso	10,667	(6,668)	(11,328)	(7,329)	(733)	(10,726)	(1,073)
	$36,534	$(6,546)	$(14,783)	$15,205	$1,520	$(2,552)	$(256)

Based on the above net exposures at March 31, 2011, a 10% depreciation or appreciation of the above currencies against the U.S. dollar would result in an increase or decrease, respectively, in our net earnings by $1,520,000 (December 31, 2010 - ($256,000)).

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, zinc and lead, which accounts for less than 5% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk.

The table below illustrates the effect of changes in silver prices on anticipated annual sales for 2011. This analysis assumes that quantities of silver and by-products produced and sold remain constant under all price scenarios presented.

Anticipated
Silver Price	Annual Sales
($/oz)	('000)
$30.00	$ 228,501
$35.00	$ 257,330
$40.00	$ 286,160
$45.00	$ 314,989
$50.00	$ 343,819

As at March 31, 2011, based on unsettled silver ounces sold by the Company that are subject to market price adjustments, a 10% increase or decrease of silver price at March 31, 2011 does not have a significant impact in net earnings.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates on the resulting effects of the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

All of the Company’s significant accounting policies and the estimates are included in Note 3 of its consolidated interim financial statements for the three months ended March 31, 2011. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates have been identified as being critical:

  Carrying Values of Property, Plant and Equipment and Mining Interests;
  Depletion and Depreciation of Property, Plant and Equipment;
  Decommissioning Liabilities;
  Income Taxes; and
  Share-based Payments.

Carrying Values of Property, Plant and Equipment and Mining Interests

The Company reviews and evaluates its mining interests for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated discounted future cash flows are less than the carrying amount of the assets. Estimated discounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Discounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The Company completed an impairment review of its properties at December 31, 2010 under GAAP and determined there was no impairment to its mineral property interests. The estimates used by management were subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment and Mining Interests

Property, plant and equipment comprise one of the largest components of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements.

Depreciation is calculated on a straight-line basis over the useful life of the asset, ranging from two to fourteen years, and commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Construction in progress is recorded at cost and re-allocated to mining equipment and machinery when it becomes available for use. Depreciation for mining equipment and machinery is calculated on a straight-line basis over the useful life of the equipment, or the life of mine, when it becomes available for use.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves and resources expected to be converted to reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using the straight-line method. Capital projects in progress are not depreciated until the capital asset has been put into operation.

The mineral reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Decommissioning Liabilities

The Company has an obligation to undertake restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining property, as well as the decommissioning of the plant or other restoration work. A provision for environmental rehabilitation has been estimated based on the Company’s interpretation of current regulatory requirements and is recognized at the present value of such costs.

The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Since the obligations are dependent on the laws and regulations of the country in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

Initially, decommissioning liabilities is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the decommissioning liabilities, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows and the liability-specific discount rate needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. The undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is discounted using a risk free discount rate. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at March 31, 2011.

Income Taxes

Deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates at each balance sheet date. Deferred income tax assets also result from unused loss carry-forwards and other deductions. The valuation of deferred income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company.

Management executed a corporate restructuring for tax purposes that became effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Co-incident with the tax consolidation, Mexico introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding paying taxes on their cash earnings in Mexico. Management has reviewed its IETU obligations and its consolidated tax position at March 31, 2011, and management assessed whether the Company is “more likely than not” to benefit from these tax losses prior to recording a benefit from the tax losses.

In December 2009, Mexico introduced tax consolidation reform tax rules which, effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation would be recaptured from 2013 to 2018. Numerous companies in Mexico are challenging the legality of these regressive tax reforms. It is unlikely that the outcome of these challenges will be determinable for several years.

Other changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Due to the size, complexity and nature of the Company’s operations, various tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

Share-based Payments

The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide an accurate single measure of the actual fair value of the Company’s stock options granted during the year.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations committee (“SICs”).

Effective January 1, 2011, the Company prepares its financial statements in accordance with IFRS. The comparative financial information of 2010 in the MD&A has also been restated to conform with IFRS. This MD&A should be read in conjunction with Note 24 “First Time Adoption of IFRS” of the Company’s consolidated interim financial statements for the quarter ended March 31, 2011.

To transition from Canadian GAAP to IFRS, the main adjustments include:

Change in functional currency

Effective January 1, 2010, the Company has changed its presentation currency from the Canadian dollar to US dollar. The Company has determined that the functional currency of its Mexican subsidiaries is the U.S. dollar effective January 1, 2010. Previously, the Company’s subsidiaries had a functional currency of the Mexican peso. The Company has accounted for this change in functional currency on a prospective basis in accordance with the requirements of IAS21, the “Effects of Changes in Foreign Exchange Rates”. With the successful expansion of the La Encantada plant, the Company has achieved consistent profitability in 2010 and the need to access additional financing from the Canadian public markets has been significantly reduced. Also, a substantial portion of the Company’s revenue stream and a significant portion of expenditures are now incurred in U.S. dollars.

Fair value as deemed cost

IFRS 1 allows an entity to measure individual items of property, plant and equipment at fair value at the date of transition. The Company has elected to apply IFRS 1 exemption to measure its mining interest for the San Martin mine at fair value as deemed cost at January 1, 2010 using a discounted cash flow model under IFRS compared to Canadian GAAP which determines fair value based on undiscounted cash flows. Based on silver prices ranging from $14.50 to $19.30 per ounce and a discount rate of 14.75% used in the discounted cash flow model, an adjustment of $48,945,000, net of deferred income tax recovery of $13,705,000, was recorded to accumulated deficit to adjust the aggregate carrying value of mining interests under previous Canadian GAAP to its aggregate fair value at January 1, 2010.

Deferred tax liabilities

IFRS does not allow recognition of deferred taxes for acquisition of assets that do not qualify as business combination. There is no similar prohibition under Canadian GAAP. As a result, deferred tax liabilities related to the Company’s previous asset acquisitions that did not qualify as business combination was derecognized at transition.

As part of the transition to IFRS, the carrying value of the Company’s property, plant and equipment and mining interests were changed without a change in their respective tax value. Deferred taxes were updated to reflect the change in temporary differences between the carrying value and tax value of these assets.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Company’s officers and management are also responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com,
  the Company’s Annual Information Form,
  the Company’s audited consolidated financial statements for the year ended December 31, 2010.